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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PALADIN REALTY SECURITIES LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

10880 WILSHIRE BLVD   SUITE 1400

(No. and Street)

LOS ANGELES   CA   90024

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIA LI   212-485-5988

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

IMOWITZ KOENIG & CO., LLP

(Name – if individual, state last, first, middle name)

622 THIRD AVE, 23RD FLOOR   NEW YORK   NY   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING RECEIVED MAR 0 1 2011 WASH. D.C. 196 SECTION

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MICHAEL DELUZ _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
PALADIN REALTY SECURITIES LLC _____ , as
of DECEMBER 31ST _____ , 20 10 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF COMPLIANCE OFFICER
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of __Los Angeles__ }

On __2|24|11__ before me, __T. Paris, Notary Public__,
Date _____ _Here Insert Name and Title of the Officer_

personally appeared __Michael DeLuz__
_____ _Name(s) of Signer(s)_

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: _____
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____	Signer's Name: _____
☐ Corporate Officer — Title(s): _____	☐ Corporate Officer — Title(s): _____
☐ Individual	☐ Individual
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact	☐ Attorney in Fact
☐ Trustee	☐ Trustee
☐ Guardian or Conservator	☐ Guardian or Conservator
☐ Other: _____	☐ Other: _____

RIGHT THUMBPRINT OF SIGNER — Top of thumb here
RIGHT THUMBPRINT OF SIGNER — Top of thumb here

Signer Is Representing: _____

Signer Is Representing: _____

Imowitz Koenig & Co., LLP
Certified Public Accountants

PALADIN REALTY SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2010

PALADIN REALTY SECURITIES, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2010

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member of
  Paladin Realty Securities, LLC:

We have audited the accompanying statement of financial condition of Paladin Realty Securities, LLC (the "Company), as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paladin Realty Securities, LLC, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

New York, New York
February 16, 2011

PALADIN REALTY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	204,488
Receivables		22,967
License		50,000
Prepaid expenses and other assets		86,784
TOTAL ASSETS	$	364,239

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	41,651
TOTAL LIABILITIES		41,651
Member's equity		322,588
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	364,239

The accompanying notes are an integral part of these financial statements.

PALADIN REALTY SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUES:

Commissions	$	119,193
Interest income		340
TOTAL REVENUES		119,533

EXPENSES:

Salaries and benefits	1,144,526
Professional fees	154,337
General and administrative expenses	490,405
Registration and regulatory fees	43,582
TOTAL EXPENSES	1,832,850
Net loss before income tax expense	(1,713,317)
Income tax expense	2,850
NET LOSS	$ (1,716,167)

The accompanying notes are an integral part of these financial statements.

PALADIN REALTY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

Member's equity - January 1, 2010	$	181,193
Capital contributions		1,857,562
Net loss		(1,716,167)
Member's equity - December 31, 2010	$	322,588

The accompanying notes are an integral part of these financial statements.

PALADIN REALTY SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(1,716,167)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in receivables		(22,967)
Increase in prepaid expenses and other assets		(64,933)
Increase in accrued expenses		16,651
Net cash used in operating activities		(1,787,416)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		1,857,562
Cash provided by financing activities		1,857,562
Net increase in cash		70,146
Cash at beginning of year		134,342
Cash at end of year	$	204,488

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Paladin Realty Securities, LLC (the "Company"), a Delaware limited liability company, was formed on May 23, 2007. On February 13, 2007, Paladin Realty Advisors, LLC ("Advisors"), the sole member of the Company, entered into a "Membership Interest Purchase Agreement" with David Adams Holdings, LLC to purchase all of the outstanding membership interests of Broadwall Capital, LLC, a registered broker-dealer, for a purchase price of $70,000. This agreement became effective on May 22, 2007. The purchase price of $70,000 was recorded as an acquired intangible asset and classified as a license in the statement of financial condition. The Company shall continue in existence perpetually unless dissolved pursuant to the Company's limited liability company agreement.

The Company operates as a limited-purpose broker-dealer. The primary business of the Company is the distribution of the securities of Paladin Realty Income Properties, Inc. ("PRIP"), a publicly traded, non-listed real estate investment trust and an affiliate of the Company's member. The Company distributes the securities through third-party Financial Industry Regulatory Authority ("FINRA") member firms with which it has selling agreements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the historical cost basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company maintains cash with banking institutions, which amounts at times exceed federally insured limits.

License

The license has been recorded as an acquired intangible asset that has an indefinite life and is not subject to amortization. The license is tested for impairment annually or more frequently if events or changes in circumstances indicate that the license might be impaired. The impairment test consists of a comparison of the fair value of the license to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess. The Company recorded an impairment loss of $20,000 for the year ended December 31, 2009.

The useful life of the license is evaluated each reporting period to determine whether events and circumstances continue to support an indefinite useful life. At the time it is determined that the license no longer has an indefinite life, the license is again tested for impairment. The carrying amount of the license after recognition of an impairment charge, if any, would then be amortized prospectively over the license's estimated remaining useful life.

Revenue Recognition

The Company earns commissions based upon a percentage of the gross proceeds of the sale of securities. Commissions are recognized as earned.

Income Taxes

No provision has been made in the accompanying financial statements for federal income taxes because, as a limited liability company, the taxable income or loss is included in the tax returns of the member.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $162,837, which was $157,837 in excess of its required net capital of $5,000.

NOTE 4 - TRANSACTIONS WITH AFFILIATES

The Company has an "Expense Sharing Agreement" with Advisors, whereby the Company is charged for a monthly allocation of rent expense and office operating expenses and recorded $111,876 for the expenses for the year ended December 31, 2010.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 16, 2011, the date the financial statements were available to be issued and determined that no disclosure is required.

SUPPLEMENTAL INFORMATION

PALADIN REALTY SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Credits:

Total member's equity	$	322,588

Debits:

Non-allowable assets	(159,751)
Net capital before haircuts	162,837
Haircuts on securities	-
Net capital	162,837
Minimum net capital requirement	(5,000)
Excess net capital	$ 157,837
Aggregate indebtedness	$ 41,651
Ratio of aggregate indebtedness to net capital	.26 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing.

PALADIN REALTY SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2010

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and was in compliance with the condition of such exemption.

The Company does not effect transactions for anyone defined as a customer as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

Imowitz Koenig & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Member of
Paladin Realty Securities, LLC:

In planning and performing our audit of the financial statements of Paladin Realty Securities, LLC (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

622 Third Avenue - 13 - *New York, New York 10017*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Imowitz Koenig & Co., LLP

Certified Public Accountants

New York, New York
February 16, 2011